AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 30, 2004

                                       INVESTMENT COMPANY ACT FILE NO. 811-21285

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                   SCHEDULE TO

                          ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO. 1)


                MAN-GLENWOOD LEXINGTON ASSOCIATES PORTFOLIO, LLC
                ------------------------------------------------
                                (NAME OF ISSUER)


                MAN-GLENWOOD LEXINGTON ASSOCIATES PORTFOLIO, LLC
                ------------------------------------------------
                      (NAMES OF PERSON(S) FILING STATEMENT)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (TITLE OF CLASS OF SECURITIES)


                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                      -------------------------------------

                               STEVEN ZORIC, ESQ.
                MAN-GLENWOOD LEXINGTON ASSOCIATES PORTFOLIO, LLC
                         123 N. WACKER DRIVE, 28TH FLOOR
                                CHICAGO, IL 60606
                                 (312) 881-6500
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
   RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                  --------------------------------------------

                                   COPIES TO:
                             MICHAEL S CACCESE, ESQ.
                           KIRKPATRICK & LOCKHART LLP
                                 75 STATE STREET
                              BOSTON, MA 02109-1808

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Man-Glenwood Lexington, Associates Portfolio LLC (the "Fund") relating to an offer to purchase (the "Offer") up to $12,500,000 of limited liability company interests ("Interests") in the Fund or portions thereof pursuant to tenders by members of the Fund ("Members") at a price equal to the net asset value of Interests as of June 30, 2004 and originally filed with the Securities and Exchange Commission on April 30, 2004, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.

The Offer terminated at 5:00 p.m., Central time, on May 28, 2004 (the "Expiration Date"). Pursuant to the Offer, $2,672,546.57 of Interests were tendered and accepted by the Fund, at a net asset value of $2,672,546.57, as determined as of June 30, 2004.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         MAN-GLENWOOD LEXINGTON ASSOCIATES
                                         PORTFOLIO, LLC



                                         By:  /s/ John B. Rowsell
                                              ----------------------
                                              John B. Rowsell
                                              President

July 30, 2004